Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

International Assets Holding Corporation:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 of International Assets Holding Corporation of: (i) our report dated December 12, 2007, with respect to the consolidated balance sheet of International Assets Holding Corporation and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2007, which report appears in the Annual Report on Form 10-K of International Assets Holding Corporation for the year ended September 30, 2007; and (ii) to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Rothstein, Kass & Company, P.C.
Rothstein, Kass & Company, P.C.
Roseland, New Jersey
July 22, 2008